SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2019 Business Report

-	For the Audit Reports of Woori Financial Group for Fiscal Year 2019, please refer to the exhibits to the Form 6-K furnished to the U.S. Securities and Exchange Commission on March 17, 2020.

Summary of 2019 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd., as a first-tier subsidiary of the Company

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of December 31, 2019

Type	Name of Company	(Controlling Company)
Company	Woori Financial Group	—

First Tier Subsidiaries (11 companies)	Woori Bank (equity ownership 100.0%)	Woori Financial Group
Woori Card (equity ownership 100.0%)
Woori Investment Bank (equity ownership 59.83%)
Woori FIS (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori Asset Trust (equity ownership 51.0)%
Woori Asset Management (equity ownership 73.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Global Asset Management (equity ownership 100.0%)

Second Tier Subsidiaries (16 companies)	Korea BTL Infrastructure Fund (equity ownership 99.88%)	Woori Bank
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0%—1 share)
Banco Woori Bank do Brazil S.A. (equity ownership 100.0%—1 share)
Woori Finance Cambodia Plc (equity ownership 100.0%)
WB Finance Co., Ltd (Cambodia) (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Development Bank (equity ownership 51%)
Woori Bank Vietnam Limited (equity ownership 100.0%)
Woori Bank Europe Gmbh (equity ownership 100.0%)
Woori Global Markets Asia Limited (equity ownership 100.0%)
	Tutu Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card
	Woori-Hanwha Eureka Private Equity Fund (equity ownership 0.80%)	Woori Private Equity Asset Management
Woori Smart Finance Industry No.1 Private Equity Fund (equity ownership 2.14%)

Note 1)	Listed Companies : Woori Financial Group, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of December 31, 2019	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%

Note 1)	Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).
Note 2)	Our capital in 3Q changed due to the comprehensive stock exchange. The issue price is based on the closing stock price of the comprehensive stock exchange date.

3.	Total Number of Authorized Shares

As of December 31, 2019	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	Note 1)
Number of issued shares	722,267,683	722,267,683
Number of treasury shares	2	2	Note 2)
Number of outstanding shares	722,267,681	722,267,681

Note 1)	New common shares of 42,103,377 were issued on September 10, 2019 due to the small scale stock exchange between Woori Financial Group and Woori Card.
Note 2)	Acquired from the issuance of fractional shares

4.	Voting Rights

As of December 31, 2019	(unit: shares)

Items		Number of shares	Notes
Number of issued shares	Common Shares	722,267,683	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	11,669,295	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	710,598,388	—
	Preferred Shares	—	—

Note 1)	Acquired treasury shares from the issuance of fractional shares (based on Article 369 of the Commercial Act).
Note 2)	Pursuant to Article 8-2 of the Financial Holding Company Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company.

5.	Dividend Information

Woori Financial Group was established on January 11, 2019.

Items		2019	2018	2017
Par value per share (Won)		5,000	—	—
Net profit (Millions of Won)		1,872,207	—	—
Earnings per share (Won)		2,727
Total cash dividends (Millions of Won)		505,587	—	—
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		27.00	—	—
Cash dividend yield (%)	Common Shares	5.8	—	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	700	—	—
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

II.	Business Overview

1.	Results of Operations

As of December 31, 2019	(unit: billions of Won)

Type	2019	2018	2017
Operating income	2,800	—	—
Non-operating income	-77	—	—
Income from continuing operations before income tax	2,723	—	—
Income tax expense from continuing operations	685	—	—
Income from discontinued operations	—	—	—
Net income	2,038	—	—
Controlling Interest	1,872
Non-controlling Interest	165

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2019
		Average Balance	Interest Rate	Proportion
Source	Deposits	249,106,401	1.51	71.14
	Borrowings	18,013,074	1.92	5.14
	Debentures	30,401,987	2.56	8.68
	Others	28,928,780	—	8.26

	Total Liabilities	326,449,882	—	93.23
Total Equity		23,703,431	—	6.77

Total Liabilities & Equity		350,153,313	—	100.00

Note 1)	Average Balance: average of balances as of March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019.
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2019
		Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	9,202,054	1.55	2.63
	Marketable securities	50,396,362	2.29	14.39
	Loans	254,691,201	3.48	72.74
	Loans in local currency	219,418,214	3.22	62.66
	Loans in foreign currency	20,982,894	4.59	5.99
	Guarantee payments	12,410	1.48	0.00
	Credit card receivables	8,139,789	7.98	2.32
	Foreign bills bought	6,137,894	2.96	1.75
	Bad debt expense in local currency (-)	-1,666,215	—	-0.48
	Other	37,529,911	—	10.72

Total Assets		350,153,313	—	100.00

Note 1)	Average Balance: average of balances as of March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019.
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2019
Equity capital (A)	27,115
Risk weighted assets (B)	228,046
BIS (Capital adequacy) ratio (A/B)	11.89%

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios : Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards

Figures of Affiliated Companies

As of the end of the periods indicated	(units: 100 millions of Won, %)

Name of Company	Type		2019	2018	2017
Woori Bank	BIS ratio	Equity capital (A)	243,142	242,508	226,032
		Risk weighted assets (B)	1,578,895	1,549,710	1,467,622
		Capital adequacy ratio (A/B)	15.40	15.65	15.40
Woori Card	Adjusted capital ratio		18.33	18.08	20.74
	Tangible common equity ratio		14.29	13.54	14.98
Woori Investment Bank	BIS ratio	Equity capital (A)	3,381	3,003	2,713
		Risk weighted assets (B)	26,303	23,192	16,202
		Capital adequacy ratio (A/B)	12.86	12.95	16.74
Woori Asset Trust	Operating capital ratio		1,397.97	957.76	698.59
Woori Asset Management	Minimum operating capital ratio		655.8	558.9	514.7

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards
Note 3)	Figures for Woori Card are based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 4)	Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements
Note 5)	Figures for Woori Asset Trust are based on K-IFRS separate financial statements
Note 6)	Figures for Woori Asset Management are based on K-IFRS separate financial statements

Won Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, %)

Type	2019			2018			2017
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	45,079	7,475	603.1	—			—
Woori Card Note 2)	5,976,031	1,407,335	424.6	6,055,752	1,349,874	448.6	5,464,987	950,142	575.2
Woori Investment Bank Note 2)	1,671,823	1,118,318	149.5	1,183,476	444,475	266.3	835,264	503,719	165.8
Woori Asset Trust Note 2)	67,555	14,595	462.9	61,161	9,411	649.9	61,180	36,798	166.3

Note 1)	Woori Financial Group : based on current assets and liabilities within one month of maturity
Note 2)	Woori Card, Woori Investment Bank, Woori Asset Trust : based on current assets and liabilities within 90 days of maturity

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, %)

Type	2019			2018			2017
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	38,111	34,734	109.7	82,633	78,104	105.8	194,394	190,082	102.3

Note 1)	Based on current assets and liabilities within three months of maturity.

Liquidity Coverage Ratios

(unit: %)

Name of Company	Type	2019	2018	2017
Woori Bank	Liquidity coverage ratio Note 1)	107.27	103.40	102.06
	Foreign currency liquidity coverage ratio Note 2)	110.50	108.98	103.11
	Ratio of business purpose premises and equipment	12.22	12.34	13.49

Note 1)	Method of calculation based on business disclosure (average of daily ratios for business days in a quarter), applicable periods are 2019 4Q, 2018 4Q and 2017 4Q
Note 2)	Implemented starting from January 2017 (2018 guideline 70%, increased 10% annually; current minimum ratio is 80% in 2019); method of calculation of average LCR based on business disclosure

Applicable periods are 2019 4Q, 2018 4Q and 2017 4Q; monthly foreign currency liquidity coverage ratio for current quarter : October: 113.59%, November: 105.65%, December: 112.48%

Profitability Ratios

(unit: %)

Type	2019		2018		2017
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group Note 1, 2)
Including non-controlling interests	0.57	10.11	—		—
Excluding non-controlling interests	0.52	9.29	—		—
Woori Bank Note3)	0.55	8.36	0.60	8.82	0.44	6.45
Woori Card Note3)	0.90	5.05	0.72	4.00	0.51	2.60
Woori Investment Bank Note3)	1.69	13.66	1.30	10.49	1.19	11.25
Woori Asset Trust Note4)	25.2	37.6	28.3	48.8	27.9	53.1
Woori Asset Management	7.41	7.77	6.06	6.32	7.65	8.05

Note 1)	On an annualized basis based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service
Note 2)	Average balances of assets and equity: average of balances as of March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019
Note 3)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 4)	Consolidated basis : Net income including non-controlling interests, Total assets and total equity are average balances of end of December 2018, March 2019, June 2019, September 2019 and December 2019.

Group Asset Quality

(units: billions of Won , %)

Type	2019	2018	2017
Total loans	266,432	—	—
Substandard and below loans	1,198	—	—
Substandard and below ratio	0.45	—	—
Non-Performing Loans	1,068	—	—
NPL Ratio	0.40	—	—
Substandard and below coverage ratio (A/B)	133.6	—	—
Loan Loss reserve (A)	1,600	—	—
Substandard and below loans (B)	1,198	—	—

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: %)

Type	2019			2018			2017
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.40	0.36	121.80	0.51	0.43	119.42	0.83	0.78	87.71
Woori Card	0.80	—	102.84	0.80	—	104.02	0.79	—	102.74
Woori Investment Bank	0.49	0.21	167.39	1.51	1.49	51.21	1.88	2.24	45.81
Woori Asset Trust	37.51	—	—	10.52	—	—	4.21	—	—

Note 1)	Based on the applicable standards for company business reports submitted to the Financial Supervisory Service

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2019	2018
ASSETS
Cash and cash equivalents	6,392,566	6,747,894
Financial assets at fair value through profit or loss (“FVTPL”)	8,069,144	6,126,316
Financial assets at fair value through other comprehensive income	27,730,531	18,063,423
Securities at amortized cost	20,320,539	22,932,559
Loans and other financial assets at amortized cost	293,717,693	282,457,578
Investments in joint ventures and associates	806,360	361,766
Investment properties	280,239	378,196
Premises and equipment	3,364,716	2,450,492
Intangible assets and goodwill	844,110	597,520
Assets held for sale	10,556	17,912
Net defined benefit asset	2,582	—
Current tax assets	47,367	20,730
Deferred tax assets	39,544	59,641
Derivative assets (designated for hedging)	121,131	35,503
Other assets	233,646	197,653

Total assets	361,980,724	340,447,183

LIABILITIES
Financial liabilities at FVTPL	2,958,302	2,282,686
Deposits due to customers	264,685,578	248,690,939
Borrowings	18,998,920	16,202,986
Debentures	30,858,055	28,735,862
Provisions	443,980	391,313
Net defined benefit liability	92,470	173,109
Current tax liabilities	182,690	159,078
Deferred tax liabilities	134,322	18,156
Derivative liabilities (designated for hedging)	6,837	51,408
Other financial liabilities	17,706,767	21,442,524
Other liabilities	420,471	346,078

Total liabilities	336,488,392	318,494,139

EQUITY
Owners’ equity:	21,510,370	21,739,931
Capital stock	3,611,338	3,381,392
Hybrid securities	997,544	3,161,963
Capital surplus	626,295	285,889
Other equity	(2,249,322)	(2,213,970)
Retained earnings	18,524,515	17,124,657
Non-controlling interests	3,436,658	213,113

Total equity	25,492,332	21,953,044

Total liabilities and equity	361,980,724	340,447,183

Number of Consolidated Subsidiaries (excluding holding company)	102	65

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2019	2018
Operating income	2,799,976	2,759,301
Net interest income	5,893,706	5,650,951
Net fees and commissions income	1,102,628	1,069,974
Dividend income	107,959	90,552
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss)	25,455	214,443
Net gain or loss on financial assets at FVTOCI	11,015	2,047
Net gain on disposals of financial assets at amortized cost	102,115	79,532
Impairment losses due to credit loss	(374,244)	(329,574)
General and administrative expenses	(3,766,077)	(3,624,033)
Other net operating income (expenses)	(302,581)	(394,591)
Non-operating income(expense)	(76,927)	45,571
Net income before income tax expense	2,723,049	2,804,872
Income tax expense	(685,453)	(753,223)
Net income	2,037,596	2,051,649
Net income attributable to owners	1,872,207	2,033,182
Net income attributable to the non-controlling interests	165,389	18,467
Other comprehensive income (loss), net of tax	51,782	(92,236)
Items that will not be reclassified to profit or loss	(92,777)	(115,384)
Items that may be reclassified to profit or loss	144,559	23,148
Total comprehensive income	2,089,378	1,959,413
Comprehensive income attributable to the owners	1,914,393	1,943,885
Comprehensive income attributable to non-controlling interests	174,985	15,528
Net income per share:
Basic and diluted loss per share (in Korean Won)	2,727	2,796

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2019
ASSETS
Cash and cash equivalents	43,670
Financial assets at fair value through profit or loss	9,434
Loans and other financial assets at amortized cost	1,269,203
Investments in subsidiaries	19,873,593
Premises and equipment	7,383
Intangible assets	3,310

Total assets	21,206,593

LIABILITIES
Debentures	947,679
Provisions	600
Net defined benefit liability	3,482
Current tax liabilities	133,526
Deferred tax liabilities	154
Other financial liabilities	10,745
Other liabilities	4,142

Total liabilities	1.100,328

EQUITY
Capital stock	3,611,338
Hybrid security	997,544
Capital surplus	14,874,084
Other equity	(631)
Retained Earnings (Regulatory reserve for credit loss has no balance. Regulatory reserve for credit loss to be reserved is 692 million Won. Planned provision of regulatory reserve for credit loss is 692 million Won)	623,930

Total equity	20,106,265

Total liabilities and equity	21,206,593

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2019
Operating Income:	629,437
Net interest income	40
Interest income	7,741
Interest expense	(7,701)
Net fees and commissions loss	(15,833)
Fees and commissions income	—
Fees and commissions expense	(15,833)
Dividend income	676,000
Net gain on financial instruments at FVTPL	9,434
Impairment losses due to credit loss	(263)
General and administrative expenses	(39,941)
Non-operating loss	(750)
Net other non-operating loss	(750)
Net Income before income tax expense	628,687
Income tax expense	(394)
Net Income	628,293
Other comprehensive loss, net of tax	(631)
Items that will not be reclassified to profit or loss	(631)
Remeasurement of the net defined benefit liability	(631)
Total comprehensive Income	627,662
Net Income per share:
Basic and diluted Income per share (In Korean Won)	900

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2019	2018	2017
Auditor	Deloitte Anjin LLC	—	—
Auditor’s Opinion	Note 1)	—	—

Note 1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

Term	Auditor	Description	Fee	Total Time
2019	Deloitte Anjin LLC	Closing audit (including internal accounting management system)	KRW 752 million	10,849 hours Note 1)
		Interim audit		7,074 hours Note 1)
		3Q review		6,095 hours Note 1)
		1H review		2,591 hours Note 1)
		1Q review		856 hours Note 1)
2018	—	—	—	—
2017	—	—	—	—

Note 1)	Total time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Term	Auditor	Description	Fee
2019	Deloitte Anjin LLC	Auditing services provided in connection with the submission of a holding company establishment report to the Fair Trade Commission	KRW 67 million

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2019	Deloitte Anjin LLC	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting	KRW 1,873 million

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees

2019	April 18, 2019	Tax adjustment (including review relating to application of consolidated tax)	April 18, 2019 ~ May 31, 2020	KRW 88 million
	May 14, 2019	Issuance of agreed-upon procedure report relating to asset management company establishment registration submitted to the Financial Supervisory Service	May 14, 2019 ~ May 31, 2020	KRW 18 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Group Executive Officer Candidates

(As of December 31, 2019)

Name of Committee	Composition	Names of Members
Audit Committee	Three outside directors	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)

Board Risk Management Committee	Two outside directors One non-standing director	(Chairman) Sang-Yong Park (outside director) Zhiping Tian (outside director) Chang-Sik Bae (non-standing director)

Compensation Committee	Five outside directors One non-standing director

(Chairman) Chan-Hyoung Chung (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Chang-Sik Bae (non-standing director)

Committee for Recommending Executive Officer Candidates	Five outside directors	(Chairman) Dong-Woo Chang (outside director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Chan-Hyoung Chung (outside director) Zhiping Tian (outside director)

Committee for Recommending Group Executive Officer Candidates	One standing director Five outside directors

(Chairman) Tae-Seung Son (standing director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

2.	Affiliated Companies (As of December 31, 2019)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2019	(units: shares, %)

Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	124,604,797	18.32	124,604,797	17.25	Note 1)
Total		Common	124,604,797	18.32	124,604,797	17.25
		Others	—	—	—	—

Note 1)	Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of December 31, 2019	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)

Note 1)	Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.
*	transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000
Note 2)	Small scale stock exchange between Woori Financial Group and Woori Card.

c.	Share Ownership of More Than 5%

As of December 31, 2019	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	17.25	—
	National Pension Service	62,341,705	8.63
	Nobis1, Inc. (IMM PE)	40,560,000	5.62	—
Employee Stock Ownership Association		47,149,546	6.53	—

Note 1)	Percentage of shareholding is calculated by the total issued shares of 722,267,683

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2019	August 2019	September 2019	October 2019	November 2019	December 2019
Common Shares	High	14,050	13,100	12,600	12,600	12,400	12,250
	Low	13,050	11,200	11,900	11,200	11,700	11,350
	Average	13,754	11,833	12,329	11,969	12,074	11,753
Monthly Trade Volume	High	1,553,930	2,245,704	30,155,427	3,462,956	15,109,269	2,953,576
	Low	282,197	569,768	700,538	804,460	581,586	971,068
	Monthly Total	17,103,076	23,378,670	51,949,623	31,894,887	38,663,771	34,263,254

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADSs)

Period		July 2019	August 2019	September 2019	October 2019	November 2019	December 2019
ADS	High	36.68	32.32	31.76	32.08	32.19	32.12
	Low	32.67	27.62	29.31	28.78	30.05	28.75
	Average	35.16	29.21	30.91	30.39	31.24	30.28
Won Conversion	High	42,416	38,199	37,838	37,706	37,675	37,297
	Low	38,661	33,666	35,520	34,383	35,437	34,192
	Average	41,328	35,317	37,017	35,984	36,471	35,603
Monthly Trade Volume	High	37,200	101,800	94,200	59,700	57,500	64,100
	Low	9,500	22,800	14,300	6,500	6,700	17,900
	Monthly Total	498,200	1,002,700	618,100	536,100	380,900	764,900

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of March 30, 2020

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	50,296	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Zhiping Tian	—	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dennis Chan	—	March 25, 2020 ~	Note 3)
Non-standing Director	Registered	Hong-Tae Kim	—	March 25, 2020 ~	Note 3)
Deputy President	Registered	Won-Duk Lee	18,500	March 25, 2020 ~	Note 2)
Deputy President	Non-Registered	Jeong-Ki Kim	2,000	February 11, 2020 ~	December 31, 2020
Deputy President	Non-Registered	Dong-Su Choi	15,738	January 11, 2019 ~	December 31, 2020
Deputy President	Non-Registered	Kyong-Hoon Park	16,000	January 11, 2019 ~	December 31, 2020
Deputy President	Non-Registered	Myung-Hyuk Shin	3,000	February 11, 2020 ~	December 31, 2020
Deputy President	Non-Registered	Jin-Ho Noh	3,000	February 28, 2019 ~	December 31, 2020
Senior Managing Director	Non-Registered	Kyu-Mok Hwang	13,239	January 11, 2019 ~	January 10, 2021
Senior Managing Director	Non-Registered	Seok-Tae Lee	14,857	January 11, 2019 ~	December 31, 2020
Senior Managing Director	Non-Registered	Seok-Young Chung	18,951	January 11, 2019 ~	January 10, 2021
Managing Director	Non-Registered	Shin-Kook Kang	2,000	February 11, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Gyu-Soon Hwang	2,000	February 11, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Jongil Park	2,000	February 11, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Byoung-Kwon Woo	2,500	February 11, 2020 ~	February 10, 2022
Managing Director	Non-Registered	Sung-Wook Lee	5,000	February 11, 2020 ~	December 31, 2021

Note 1)	Date of the 2023 annual general meeting of shareholders
Note 2)	Date of the 2021 annual general meeting of shareholders
Note 3)	Date of the 2022 annual general meeting of shareholders
Note 4)	Common shares owned are as of the date of submission of this report
Note 5)	Common shares owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of December 31, 2019	(units: persons, millions of Won)

	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	130	—	29	—	159	11 months (14 years 6 months)	15,023	122	—

Note 1)	Average tenure commenced on January 11, 2019, the date of the establishment of Woori Financial Group
Note 2)	36 employees concurrently employed by affiliated companies are included in the number of employees but are excluded from average tenure, total compensation and average compensation per person
Note 3)	Average tenure: term in ( ) includes tenure at affiliated companies
Note 4)	Contract employees include non-registered executives

3.	Directors’ Compensation

As of December 31, 2019	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	762	381	—
Outside Directors (excludes audit committee members)	2	132	66	—
Audit Committee Members	3	149	50	—
Auditor	—	—	—	—

Note 1)	Registered employees and audit committee members include uncompensated directors
Note 2)	Only the compensation amount paid by Woori Financial Group is included for the four executives concurrently employed by Woori Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 30, 2020	By:	/s/ Kyong-Hoon Park
(Signature)

Name: Kyong-Hoon Park
Title: Deputy President